UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Nupathe, Inc.

(Name of issuer)

Common Stock

(Title of class of securities)

67059M100

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 67059M100	Page 2 of 5 Pages

(1)	Names of reporting persons Safeguard Scientifics, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Pennsylvania
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 42,695
(6) Shared voting power 2,651,128
(7) Sole dispositive power 42,695
(8) Shared dispositive power 2,651,128
(9)	Aggregate amount beneficially owned by each reporting person 2,693,823
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 18.2%
(12)	Type of reporting person (see instructions) CO

SCHEDULE 13G

CUSIP No. 67059M100	Page 3 of 5 Pages

(1)	Names of reporting persons Safeguard Delaware, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 2,651,128
(7) Sole dispositive power 0
(8) Shared dispositive power 2,651,128
(9)	Aggregate amount beneficially owned by each reporting person 2,651,128
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 18.0%
(12)	Type of reporting person (see instructions) CO

CUSIP No. 67059M100	Page 4 of 5 Pages

Item 1 (a)	Name of Issuer:

Nupathe, Inc.

Item 1 (b)	Address of Issuer’s Principal Executive Offices:

227 Washington Street, Suite 200

Conshohocken, PA 19428

Item 2 (a)	Name of Person Filing:

(1)	Safeguard Scientifics, Inc. (hereinafter “Safeguard”)

(2)	Safeguard Delaware, Inc. (hereinafter “SDI”)

Item 2 (b)	Address of Principal Business Office:

(1)	435 Devon Park Drive, Building 800

Wayne, PA 19087-1945

(2)	1105 North Market Street, Suite 1300

Wilmington, DE 19801

Item 2 (c)	Citizenship:

(1)	Pennsylvania

(2)	Delaware

Item 2 (d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2 (e)	CUSIP Number:

67059M100

Item 3	Not applicable

Item 4	Ownership:

SDI is the record holder of, and has shared voting and dispositive powers with respect to, 2,632,366 shares of common stock and an additional 18,762 shares of common stock which may be acquired by SDI upon the exercise of warrants, constituting approximately 18.0% of such class of securities. SDI does not have sole voting or dispositive powers with respect to such shares of common stock and warrants.

Safeguard, as the sole stockholder of SDI, has shared voting and dispositive powers with respect to the 2,632,366 shares of common stock held of record by SDI and an additional 18,762 shares of common stock which may be acquired by SDI upon the exercise of warrants. Gary J. Kurtzman, who is a director of the Issuer and an employee of Safeguard, holds an aggregate of 42,695 stock options to acquire shares of common stock of the Issuer. Pursuant to the terms of his employment with Safeguard and a written agreement between Dr. Kurtzman and Safeguard, Safeguard is the beneficial owner of the options held by Dr. Kurtzman and may direct his actions regarding such options. Safeguard may be deemed to have sole voting or dispositive powers with respect to the shares underlying the stock options held by Dr. Kurtzman.

CUSIP No. 67059M100	Page 5 of 5 Pages

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8	Identification and Classification of Members of the Group:

Safeguard Delaware, Inc. is a wholly owned subsidiary of Safeguard Scientifics, Inc.

Safeguard Scientifics, Inc. and Safeguard Delaware, Inc. are members of a group for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. In executing this statement, the undersigned agrees, to the extent required by Rule 13d-1(f), that this statement is being filed on behalf on each of the Reporting Persons herein.

Date: January 6, 2012	Safeguard Scientifics, Inc.

	By:	/s/ BRIAN J. SISKO
Brian J. Sisko
Senior Vice President & General Counsel

Date: January 6, 2012	Safeguard Delaware, Inc.

	By:	/s/ BRIAN J. SISKO
Brian J. Sisko
Vice President